UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 3)

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☐	Soliciting Material Under Rule 14a-12

KVH INDUSTRIES, INC.
(Name of Registrant as Specified in Its Charter)

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

VIEX SPECIAL OPPORTUNITIES FUND II, LP

VIEX GP, LLC

VIEX SPECIAL OPPORTUNITIES GP II, LLC

VIEX CAPITAL ADVISORS, LLC

ERIC SINGER

BRADLEY L. RADOFF

PETER T. SHAPER

JOHN MUTCH

POTOMAC CAPITAL PARTNERS V, LP

POTOMAC CAPITAL MANAGEMENT V LLC

POTOMAC CAPITAL MANAGEMENT, INC.

PAUL J. SOLIT

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 6, 2021

VIEX OPPORTUNITIES FUND, LP – SERIES ONE

___________________, 2021

Dear Fellow Stockholders:

VIEX Opportunities Fund, LP – Series One, part of a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership (“Series One”), and the other participants in this solicitation (collectively, the “Investor Group” or “we”) are significant stockholders of KVH Industries, Inc., a Delaware corporation (“KVHI” or the “Company”), who beneficially own, in the aggregate, 1,787,064 shares of common stock, $0.01 par value per share (the “Common Stock”), of the Company, constituting approximately 9.7% of the outstanding shares of Common Stock. We are seeking your support at the 2021 Annual Meeting of Stockholders (the “Annual Meeting”) to elect the Investor Group’s two highly qualified nominees (the “Nominees”) to the Company’s Board of Directors (the “Board”).

We believe that the Company’s stock price has suffered massive underperformance due to the lack of oversight of a long-tenured Board. While the Investor Group welcomes the Board’s decision to nominate new and diverse candidates to replace the long-tenured incumbent Class I directors, we are concerned with the search process undertaken and lack of strategic and governance experience that will remain if the Company's proposed nominees are elected. We strongly believe that the Board must be refreshed with new, independent directors who also have an owner’s mindset to ensure that the interests of KVHI’s stockholders are adequately represented in the boardroom. If elected, our nominees are committed to working cooperatively with the remaining Board members to explore all opportunities to unlock stockholder value.

The Company has a classified Board. There are currently seven directors serving on the Board. We believe two directors have terms expiring at the Annual Meeting. The attached Proxy Statement and enclosed WHITE proxy card is soliciting proxies to elect only our nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our nominees and does not confer voting power with respect to any of the Company’s director nominees. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Your vote to elect our nominees will have the legal effect of replacing two incumbent directors with our nominees. If elected, our nominees will constitute a minority on the Board – accordingly, there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock stockholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today. The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the stockholders on or about ____________, 2021.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated WHITE proxy card or by voting at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

VIEX Opportunities Fund, LP – Series One
Eric Singer

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 6, 2021

2021 ANNUAL MEETING OF STOCKHOLDERS
OF
KVH INDUSTRIES, Inc.
_________________________

PROXY STATEMENT
OF
VIEX OPPORTUNITIES FUND, LP – sERIES ONE
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

VIEX Opportunities Fund, LP – Series One, a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership (“Series One” or the “Nominating Stockholder”), VIEX Special Opportunities Fund II, LP (“VSO II”), VIEX GP, LLC (“VIEX GP”), VIEX Special Opportunities GP II, LLC (“VSO GP II”), VIEX Capital Advisors, LLC (“VIEX Capital”) and Eric Singer (collectively, “VIEX”) and the other participants in this solicitation (collectively, the “Investor Group” or “we”) are significant stockholders of KVH Industries, Inc., a Delaware corporation (“KVHI” or the “Company”), who beneficially own in the aggregate 1,787,064 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 9.7% of the Company’s outstanding shares of Common Stock. This Proxy Statement and the enclosed WHITE proxy card are first being mailed to stockholders on or about ____________, 2021.

We believe that change on the Board of Directors of the Company (the “Board”) is necessary to ensure that the Company is being run in a manner consistent with stockholders’ best interests. We have nominated two highly-qualified independent directors for election as Class I Directors to the Board at the Company’s Annual Meeting of Stockholders scheduled to be held on __________, 2021 at _:___ _.m., Eastern Standard Time, at the Company’s headquarters located at 50 Enterprise Center, Middletown, Rhode Island 02842 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). According to the Company’s proxy statement, the Annual Meeting may be held solely by means of remote communication rather than in person. If the Company determines to hold the Annual Meeting by means of remote communication, the Company will announce its decision to do so in advance and provide details on how to participate in a press release issued by the Company and posting on its website. To the extent the Company announces that it will hold the Annual Meeting by means of remote communication, the Investor Group will file definitive additional solicitation materials with the Securities and Exchange Commission disclosing information on how to attend the Annual Meeting.

Stockholders are being asked to take the following actions at the Annual Meeting;

1.	To elect Series One’s two director nominees, Eric Singer and John Mutch (the “Nominees”), to the Board as directors to hold office until the 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”) and until their respective successors have been duly elected and qualified;
2.	To approve, in a non-binding “say on pay” vote, the Company’s named executive officer compensation; and
3.	To ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for 2021.

The Company has a classified Board, which is currently divided into three (3) classes. Based on publicly available information, we believe that the terms of the two (2) Class I directors will expire at the Annual Meeting. According to the Company’s proxy statement two incumbent directors, Mark S. Ain and Stanley K. Honey will not be standing for reelection. We are seeking your support at the Annual Meeting to elect our two (2) Nominees in opposition to the Company’s two (2) director nominees. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees. See the “Voting and Proxy Procedures” section of this Proxy Statement for additional information. You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company. Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s nominees. If elected, our Nominees will constitute a minority on the Board and there can be no guarantee that our Nominees will be able to implement any actions that they may believe are necessary to unlock stockholder value.

As of May 6, 2021, the Investor Group collectively owns an aggregate of 1,787,064 shares of Common Stock. The Investor Group intends to vote their shares FOR the election of the Nominees, ABSTAIN from the non-binding “say on pay” vote to approve the named executive officer compensation, and FOR the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for 2021.

The Company has set the close of business on ______, 2021 as the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 50 Enterprise Center, Middletown, RI 02842. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were ______ shares of Common Stock outstanding.

The Company has alleged that the Nominees are not eligible to stand for election at the Annual Meeting and that, at the direction of the Board, the person presiding at the Annual Meeting intends to disregard any attempted nomination of the Nominees, and that any votes with respect to the Nominees on VIEX’s white voting instruction form or white proxy card will not be counted at the Annual Meeting. The Investor Group strongly disagrees with the Board’s unilateral attempt to disenfranchise shareholders from having a choice in the election of the Company’s directors at the Annual Meeting. The Investor Group vehemently maintains that it has complied with all the requirements under the Company’s amended and restated by-laws (the “Bylaws”) and applicable state law necessary to nominate director candidates at a Delaware corporation and reserves all rights to pursue all necessary remedies to enforce its rights as a stockholder of the Company. Accordingly, the Investor Group intends to proceed with its solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting.

THIS SOLICITATION IS BEING MADE BY THE INVESTOR GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH THE INVESTOR GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

THE INVESTOR GROUP URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our WHITE proxy card are available at _______

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IMPORTANT

Your vote is important, no matter how many or few shares of Common Stock you own. The Investor Group urges you to sign, date, and return the enclosed WHITE proxy card today to vote FOR the election of the Nominees and in accordance with the Investor Group’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed WHITE proxy card and return it to the Investor Group, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a WHITE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominees only on our WHITE proxy card. So please make certain that the latest dated proxy card you return is the WHITE proxy card.

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If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

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Background to the Solicitation

The following is a chronology of material events leading up to this proxy solicitation:

•	Mr. Singer has attended many Company presentations and earning calls over the past several years.
•	In January 2019, VIEX began building its stockholder position in KVHI based on its evaluation of the Company’s publicly available information and its belief that the stock was undervalued.
•	On November 6, 2020, Mr. Singer spoke to Brent Bruun, interim Chief Financial Officer and Chief Operating Officer, to discuss the Company’s long-term financial underperformance and the metrics the Company uses to measure its success in how it allocates costs to different business units. Mr. Singer had requested that Chief Executive Officer, Martin A. Kits van Heyningen be present as well, but he did not attend the meeting.
•	On January 14, 2021, Series One submitted a notice of nomination nominating the Nominees for election to the Board at the Annual Meeting.
•	On January 18, 2021, Mr. Singer spoke to Mr. Kits van Heyningen to inform him of Series One’s nomination of the Nominees and to express his views that the Nominees could help improve the Company’s performance.
•	On March 4, 2021, VIEX issued an open letter to stockholders announcing that it had nominated two highly qualified candidates for election to the Board. VIEX stated in the open letter that it had nominated the Nominees because of its deep concerns with the Company’s poor corporate governance, long tenured Board and poor stock price performance.
•	On March 5, 2021, Series One received a letter from the Company requesting additional information from the Nominees (the “March 5 Letter”) purportedly required under the Company’s Bylaws.
•	On March 12, 2021, counsel to Series One responded to the March 5 Letter (the “March 12 Letter”) indicating that the Nominees would respond to all reasonable requests in a timely manner.
•	On March 16, 2021, counsel to Series One received a letter from counsel to the Company concerning the March 12 Letter (the “March 16 Letter”) stating that it requested a response from the Nominees in a more expeditious manner.

•	On March 26, 2021, Series One sent a letter to the independent directors of the Board responding to the March 16 Letter. In the letter, Series One argued that the Nominees would not be responding to the information requests (collectively, the “Information Requests”) because it viewed the Information Requests as not reasonable or relevant and serving no purpose but to harass and intimidate the Nominees.
•	On April 9, 2021, VIEX filed its preliminary proxy statement with the SEC.
•	On April 18, 2021, VIEX and Messrs. Mutch, Radoff and Shaper entered into the Group Agreement (as defined below), pursuant to which Messrs. Radoff and Shaper became participants hereunder and agreed to work with VIEX and Mr. Mutch to elect the Nominees at the Annual Meeting.
•	On April 20 and 26, 2021, the Investor Group filed revised preliminary proxy statements with the SEC.
•	On April 30, 2021, counsel for the Company called counsel for the Investor Group to notify the Investor Group that the Board was taking the position that the Nominees are allegedly not eligible to stand for election at the Annual Meeting due to the Nominees not responding to the Information Requests, despite VIEX’s repeated assertion that the Information Requests are not required the Bylaws or the federal proxy rules and are not reasonable or relevant. Despite delivering this message, counsel for the Company then raised the possibility of a potential settlement agreement, pursuant to which, among other things, the Company offered to allow the Investor Group to cooperate in the Company’s announcement of its two new director candidates, Mr. Honey would serve another three-year term and Mr. Shaper would serve as a consultant to the Board.
•	the Company also notified the Investor Group that the Board was taking the position that the Nominees allegedly are not eligible to stand for election at the Annual Meeting due to the Nominees not responding to the Information Requests, despite the Nominees’ repeated assertion that the Information Requests are not required the Bylaws or the federal proxy rules and are not reasonable or relevant.
•	Also on April 30, 2021, counsel for the Investor Group responded to the Company’s proposed settlement terms noting that while the Investor Group embraced the addition of two new, diverse directors, the Company’s offer was not sufficient because it did not provide for the addition of a stockholder to the Board. Counsel for the Investor Group proposed that Mr. Shaper be appointed as a director in addition to the new directors identified by the Company, subject to the Investor Group’s ability to review the Company’s new directors’ nomination to determine if it was in the best interest of shareholders. The Investor Group also proposed that Mr. Honey should resign from the Board at the Annual Meeting and that the Board should form a steering committee, on which Mr. Shaper would serve and the purpose of which would be to improve the Company’s financial performance.
•	On May 1, 2021, the Company rejected the Investor Group’s counteroffer, claiming that it had determined that Mr. Shaper was unfit to serve on the Board due to certain alleged statements made by a bankruptcy judge concerning Mr. Shaper in connection with the Speedcast International bankruptcy proceedings. The Company repeated its offer to have Mr. Shaper serve as a consultant to the Board and to have Mr. Honey remain on the Board. The Company preemptively stated that it would not consider adding Mr. Mutch to the Board. In response, the Investor Group reiterated its view that it is integral to add a stockholder to the Board and suggested that the Board appoint Mr. Radoff.
•	On May 2, 2021, the Company responded that it would not appoint Mr. Radoff to the Board under any circumstances, but would agree that Mr. Honey would not stand for re-election at the Annual Meeting. The Company proposed again that Mr. Shaper could serve as a consultant to the Board and CEO. The Investor Group responded that it would be happy to have the Board meet with Mr. Radoff that evening and requested that the Board reconsider appointing a stockholder to the Board, especially considering that the Investor Group owned over 7% of the outstanding shares and was asking for just one Board seat out of eight. The Board responded that it would not accept any stockholder from the Investor Group going on the Board.
•	On May 3, 2021, after attempting to negotiate a potential settlement agreement over the weekend, the Company publicly announced that it had determined that the Nominees would not be eligible to stand for election at the Annual Meeting, Messrs. Ain and Honey would not stand for re-election at the Annual Meeting and that its plans to nominate two new directors to the Board to fill the vacancies caused by Messrs. Ain and Honey not standing for re-election at the Annual Meeting.
•	On May 4, 2021, counsel to VIEX sent a letter to counsel to the Company contesting the Board’s determination that the Nominees are ineligible to stand for election at the Annual Meeting, demanding that the Company cease and desist making statements to this effect and reserving all rights with respect to its nominations.
•	On May 6, 2021, the Investor Group filed this revised preliminary proxy statement.

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REASONS FOR THE SOLICITATION

The Investor Group has nominated two highly qualified directors because we are deeply concerned by the Company's prolonged stock price underperformance, poor corporate governance, and staleness of the Board that has failed, in our view, to hold management accountable for the Company’s poor performance.

The Board has overseen poor total shareholder returns over multiple periods

Despite a recent uptick earlier this year, KVHI’s stockholder value has historically underperformed its peers under the incumbent Board’s oversight. The Company’s total shareholder returns (TSR) were negative over the past ten-year period and have significantly lagged behind market and industry peers’ growth over the past one-, three- and five-year periods. The even longer term performance over the past ten- and fifteen-year periods puts in bold the underperformance of KVHI under the leadership of this Board – specifically, the Chairman of the Board, Mr. Kits van Heyningen, has served for 39 years, and the Chairman of both the Nominating and Corporate Governance Committee and the Compensation Committee, Mr. Ain, has served for 24 years. Over each period, KVHI has significantly trailed the Russell 2000 Index, the Russell 30000 Index and the Russell 2000 Utilities: Telecommunications Index:

Total Shareholder Returns

	KVHI	Russell 2000 Index	Russell 3000 Index	Russell 2000 Utilities: Telecommunications Index
1-year	8.70%	27.39%	22.80%	36.74%
3-year	9.00%	39.43%	49.54%	29.50%
5-year	41.22%	114.06%	123.26%	66.77%
10-year	-7.22%	307.20%	333.75%	162.73%
15-year	11.27%	272.28%	310.45%	N/A

 Source: Bloomberg
TSR as of 1/14/2021 (date Series One delivered its notice of nomination)

We believe that the large increase in the number of KVHI shares outstanding, over a relatively short period of time, has contributed to the Company’s poor TSR. As disclosed in KVHI’s Annual Report for fiscal year 2015, filed with the Securities and Exchange Commission (the “SEC”) on March 16, 2016, the Company had 16,168,380 shares of Common Stock outstanding as of March 11, 2016. This figure climbed to 18,429,840 shares of Common Stock outstanding as of February 22, 2021, as disclosed in KVHI’s Annual Report for fiscal year 2020, filed with the SEC on March 3, 2021 (the “2020 Annual Report”). This represents an approximate 14% dilution over a mere five years.

We believe the Company’s poor corporate governance has also contributed to its poor TSR

The Company maintains several defensive corporate governance tactics that have permitted the Board to entrench itself and become stale. We believe immediate Board refreshment is required to address these defensive mechanics, which include the following:

➢	Classified Board. The Company has a classified Board, with only two Class I directors to be considered for election at the Annual Meeting – dampening stockholders’ voice at any one meeting.
➢	Combined Chairman/CEO. Martin Kits van Heyningen serves as both the Chairman of the Board and the CEO. In our view, combining these positions negatively affects the independence of the Board and ability of the stockholders to hold the Chairman accountable.
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➢	No Action by Written Consent. KVHI’s Bylaws flatly prohibit stockholders from taking or approving any action by written consent, thereby requiring all actions to be taken or approved at a duly constituted annual or special meeting and increasing the overall cost and expense of such actions to the Company’s stockholders.

➢	Supermajority Vote to Amend Bylaws. Any amendment or repeal of the provisions of the Bylaws governing the Board requires the affirmative vote of the holders of an incredible 75% of the Company’s outstanding stock – deterring any effort to address these provisions.
➢	Board Includes Two Insiders. Just a mere three years after the conclusion of over thirty years of service to the Company, the Board appears to have recently determined that James Dodez is now an “independent director” to appoint him to the Nominating and Corporate Governance Committee and the Audit Committee in August 2020. Not only do we find that this close reading of the NASDAQ independent director definition is unlikely to be accurate in Mr. Dodez’s case, but there seems no reason to have two effective insiders in the Boardroom, particularly in light of the Company’s dismal stockholder performance.

We believe that these governance provisions and actions are an improper use of the Company’s corporate machinery to insulate the incumbent Board and that a refreshed Board would be better equipped to address these issues and drive greater stockholder returns.

We are deeply concerned by the Board’s lack of apparent oversight

The Company reported losses from operations for fiscal years 2018, 2019 and 2020 of approximately $54,679,000 in the aggregate. Despite, the Company experiencing large losses from operations, the Board only met five times in each of fiscal years 2018 and 2019, and this number decreased to only four times in fiscal year 2020. We would expect the Board of a company experiencing high levels of operating losses to meet more frequently and be highly attuned to the operations of the company. In light of the Company’s poor operational performance, the Board does not appear to be asking accountability laden questions or regularly engaged in the oversight of KVHI’s management.

We Believe the Board’s self-refresh is reactionary in nature and does not address the core issues plaguing the Board

We believe that the timing of the Board’s self-refresh strongly suggests that it was only undertaken in direct response to our nomination of two highly-qualified director nominees. While we embrace and welcome the addition of two new, diverse directors to replace Messrs. Ain and Honey—each of whom has served on the Board for more than 24 years—we believe this refresh is too little too late. In our view, it should not be necessary for a shareholder to nominate director candidates to the Board for the Board to finally appreciate that having multiple directors with tenures spanning over two decades is not in-line with best corporate governance practices. In addition, we believe that the Board’s self-directed refresh, which was undertaken without consulting a significant shareholder that had already publicly announced its intention to nominate director candidates, fails to address the Company’s long-term financial underperformance and, in our mind, without a stockholder representative added to the Board with strong strategic and governance expertise, we do not believe management will develop a viable plan to restore profitability and generate value for stockholders.

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The Investor Group’s Nominees possess the backgrounds, experience and fresh perspectives needed to maximize value for KVHI’s stockholders

The Investor Group believes that Board refreshment is long overdue, and an infusion of directors who have strong track records of holding management teams accountable to drive greater value should be added to the Board. Our director candidates each have an owner’s mindset and their interests are aligned with stockholders with real capital at risk, not just minimal holdings. Our director candidates also have a clear vision for working collaboratively with the other Board members to try to unlock the intrinsic value of KVHI’s portfolio for all stockholders. Our Nominees, who both own stock, will bring a stockholder’s perspective into the boardroom, as well as extensive public company board and technology sector experience.

Our Nominees are as follows:

John Mutch is a seasoned operating executive and investor in the technology industry with over 30 years of public and private company operating and investing experience with a long, sustained track record of creating stockholder value and extensive executive management experience. Mr. Mutch serves as managing partner of MV Advisors LLC (“MV Advisors”), a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies. Previously, Mr. Mutch served as President, CEO and Chairman of the Board of Directors of BeyondTrust Software, a privately-held security software company. He also served as President and CEO of both Peregrine Systems and HNC Software, an enterprise analytics software provider. Mr. Mutch currently serves as a member of the Board of Directors of Agilysys, Inc., and as the Chairman of the Board of Aviat Networks and previously served as a director of Maxwell Technologies, Inc., YuMe, Inc., Steel Excel Inc., Phoenix Technology, Edgar Online, Aspyra, Inc., Overland Storage, Inc. and Brio Software, Inc.

Eric Singer has demonstrated financial expertise and significant experience serving as a director of various technology companies. Mr. Singer serves as the managing member of each of VIEX GP, VSO GP II and VIEX Capital. Currently, Mr. Singer serves on the board of directors of A10 Networks, an application controller and firewall cloud security company, where he has served as Lead Independent Director since September 2020, and Immersion Corporation, a premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies, where he has served as Executive Chairman since August 2020. Previously, Mr. Singer served as chairman of the board of directors of RhythmOne plc, YuMe, Inc. and Sigma Designs, Inc., and as a director of Quantum Corporation, Support.com, Numerex Corp., TigerLogic Corporation, IEC Electronics, Meru Networks, Inc., PLX Technology, Inc. and Zilog Corporation.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of stockholders. Based on publicly available information, we believe the terms of two (2) Class I directors will expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our two (2) Nominees, John Mutch and Eric Singer, in opposition to the Company’s two (2) Class I director nominees.

This Proxy Statement and enclosed WHITE proxy card is soliciting proxies to elect only our nominees and does not confer voting power with respect to any of the Company’s director nominees. Your vote to elect our Nominees will have the legal effect of replacing two (2) of the Company’s director nominees with our Nominees. If elected, our Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement the actions that they believe are necessary to enhance stockholder value. There is no assurance that any incumbent director will serve as a director if our Nominees are elected to the Board. You should refer to the Company's proxy statement for the names, background, qualifications and other information concerning the Company's nominees.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of the Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company is set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominees. All of the Nominees are citizens of the United States of America.

John Mutch, age 64, has served as managing partner of MV Advisors LLC (“MV Advisors”), a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies, since founding the firm in December 2005. From December 2008 to January 2014, Mr. Mutch served as President, CEO and Chairman of the Board of Directors of BeyondTrust Software, a privately-held security software company. Prior to founding MV Advisors, in March 2003, Mr. Mutch was appointed by the U.S. Bankruptcy court to the board of directors of Peregrine Systems, Inc. (formerly NSADAQ: PRGN) (“Peregrine Systems”), a provider of enterprise asset and service management solutions, where he assisted the company in a bankruptcy work-out proceeding and was named President and Chief Executive Officer in July 2003. Prior to running Peregrine Systems, Mr. Mutch served as President, Chief Executive Officer and as a member of the board of directors of HNC Software, Inc. (formerly NASDAQ: HNCS), an enterprise analytics software provider. Earlier in his career, Mr. Mutch spent seven years at Microsoft Corporation (NASDAQ: MSFT), a multinational technology company, in a variety of executive sales and marketing positions. Mr. Mutch has served as Chairman of the board of directors of Aviat Networks, Inc. (NASDAQ: AVNW), a global provider of microwave networking solutions, since February 2015, and has served on the board of directors since January 2015, and has served on the board of directors of Agilysys, Inc. (NASDAQ: AGYS), a provider of information technology solutions, since March 2009. Previously, Mr. Mutch served on the board of directors of Maxwell Technologies, Inc. (formerly NASDAQ: MXWL), a manufacturer of energy storage and power delivery solutions for automotive, heavy transportation, renewable energy, backup power, wireless communications and industrial and consumer electronics applications, from April 2017 to May 2019, YuMe, Inc. (NYSE: YUME), a provider of digital video brand advertising solutions, from July 2017 to February 2018, at which time the company was acquired by RhythmOne plc (LON: RTHM), a technology-enabled digital media company, and Mr. Mutch continued serving as a director on the RhythmOne plc board of directors until January 2019, and Steel Excel Inc. (formerly OTCPK: SXCL), a provider of drilling and production services to the oil and gas industry and a provider of event-based sports services and other health-related services, from 2007 to May 2016. In addition, Mr. Mutch previously served on the boards of directors of Phoenix Technologies Ltd. (formerly NASDAQ: PTEC), a leader in core systems software products, services and embedded technologies, Edgar Online, Inc. (formerly NASDAQ: EDGR), a provider of financial data, analytics and disclosure management solutions, Aspyra, Inc. (OTCMKTS: APYI, formerly AMEX: APY), a provider of clinical and diagnostic information systems for the healthcare industry, Overland Storage, Inc. (formerly NASDAQ: OVRL), a provider of unified data management and data protection solutions, and Brio Software, Inc. (formerly NASDAQ: BRYO), a provider of business intelligence software. Mr. Mutch received a Bachelor of Science degree from Cornell University and a Masters of Business Administration from the University of Chicago.

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The Nominating Stockholder believes that Mr. Mutch brings extensive experience as a long tenured executive in the technology sector and as a director at several public companies in the technology sector. In addition, he is or has been a member of the audit committee of various public and private companies and possesses a range of financial expertise that make him well qualified to serve on the Board.

Eric Singer, age 47, has served as the managing member of each of VIEX GP, the general partner of Series One, VSO GP II, the general partner of VSO II, and VIEX Capital, the investment manager of Series One and VSO II, since May 2014. The principal business of Series One and VSO II is investing in securities. Since July 2019, Mr. Singer has served as a director of A10 Networks (NYSE: ATEN), an application controller and firewall cloud security company, and has served as Lead Independent Director since September 2020. Since March 2020, Mr. Singer has served as a director of Immersion Corporation (NASDAQ: IMMR), a premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies, and has served as Executive Chairman since August 2020. Previously, Mr. Singer served as a director of Quantum Corporation (NASDAQ: QMCO), a data lifecycle solutions provider from November 2017 to November 2019. Mr. Singer also served as chairman of the board of directors of RhythmOne plc (LON: RTHM), a technology-enabled digital media company, from February 2018 (after its acquisition of YuMe, Inc. (NYSE: YUME), a provider of brand video advertising software and audience data) until the sale of RhythmOne plc in April 2019. Mr. Singer was a director of YuMe, Inc. from June 2016 to February 2018, and served as chairman of its board beginning in November 2016. Mr. Singer served on the board of Support.com (NASDAQ:SPRT), a leading provider of tech support and turnkey support center services, from June 2016 to March 2019. Mr. Singer previously served as a director of Numerex Corp. (NASDAQ: NMRX), a provider of managed machine-to-machine (M2M) enterprise solutions enabling the internet of Things (IoT), from March 2016 until its sale in December 2017, TigerLogic Corporation (NASDAQ: TIGR), a global provider in engagement solutions, from January 2015 until December 2016, IEC Electronics, an electronic manufacturing services provider to advanced technology companies, from February 2015 to August 2017, Meru Networks, Inc. (NASDAQ: MERU), a Wi-Fi network solutions company, from January 2014 until January 2015, PLX Technology, Inc. (NASDAQ: PLXT), a semiconductor company, from December 2013 until its sale in August 2014, Sigma Designs, Inc. (NASDAQ: SIGM), a semiconductor company, from August 2012 until December 2013, including as its Chairman of the board of directors from January 2013 until December 2013, and Zilog Corporation (NASDAQ: ZILG) a microcontroller company from August 2008 until its sale in February of 2010. Mr. Singer received a Bachelor of Arts degree from Brandeis University.

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The Nominating Stockholder believes that Mr. Singer’s extensive public company board experience in the technology sector, significant financial and investment expertise, and his stockholder mindset make him well qualified to serve on the Board.

The principal business address of Mr. Mutch is 1735 W. Pebble Road, Las Vegas, Nevada 89123. The principal business address of Mr. Singer is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, Florida 33160.

As of May 6, 2021, Mr. Singer does not directly own any securities of the Company and has not entered into any transactions in securities of the Company during the past two years. Mr. Singer, as the managing member of VIEX GP, the general partner of Series One, VSO GP II, the general partner of VSO II, and VIEX Capital, the investment manager of Series One and VSO II, may be deemed to beneficially own the (i) 800,939 shares of Common Stock beneficially owned directly by Series One and (ii) 267,658 shares of Common Stock beneficially owned directly by VSO II.

As of May 6, 2021, Mr. Mutch directly beneficially owns 10,000 shares of Common Stock.

For information regarding transactions in securities of the Company during the past two years by the Nominees, please see Schedule I.

Each Nominee is a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 1,787,064 shares of Common Stock beneficially owned in the aggregate by all of the Participants. Each Nominee disclaims beneficial ownership of the shares of Common Stock that he does not directly own.

The Investor Group believes that each Nominee presently is, and if elected as a director of the Company, each of the Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, the Series One acknowledges that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, the Investor Group acknowledges that if any Nominee is elected, the determination of the Nominee’s independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

VIEX Capital has signed a letter agreement, pursuant to which it has agreed to indemnify Mr. Mutch against claims arising from the solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting and any related transactions.

The Participants have entered into an Amended and Restated Group Agreement (the “Group Agreement”) pursuant to which, among other things, the parties agreed (a) to solicit proxies for the election of the Nominees at the Annual Meeting, (b) that each party would not enter into any transactions in the securities of the Company without the prior written consent of VIEX and (c) that VIEX would bear all expenses incurred in connection with the Participants’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Mr. Mutch has granted Eric Singer power of attorney to execute certain SEC filings and other documents in connection with the solicitation.

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Other than as stated herein, and except for the compensation that may be received by Mr. Singer as managing member of each of VIEX GP, VSO GP II, and VIEX Capital, there are no arrangements or understandings between the members of the Investor Group and the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein are to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

We do not expect that any of the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed WHITE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying each of the Nominees, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed WHITE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting. Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Series One that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve, constitutes an unlawful manipulation of the Company’s corporate machinery. In the event the Investor Group nominates a substitute and/or additional nominee, as applicable, prior to the Annual Meeting, it will file an amended proxy statement identifying such nominee, disclosing whether such nominee has consented to being named in the revised proxy statement and to serve as a director of the Corporation if elected, and otherwise disclose such other information required by applicable law.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEES ON THE ENCLOSED WHITE PROXY CARD.

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PROPOSAL NO. 2

ADVISORY APPROVAL OF THE COMPANY’S NAMED EXECUTIVE OFFICER COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking stockholders to indicate their support for the compensation of the Company’s executive officers. This proposal, commonly known as a “say-on-pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking stockholders to vote for the following resolution:

RESOLVED: That the stockholders of KVH Industries, Inc. hereby approve, on an advisory basis, the compensation of the corporation's named executive officers, as described in the executive compensation tables and the accompanying narrative disclosure set forth in the corporation's proxy statement for the 2021 annual meeting of stockholders.

According to the Company’s proxy statement, approval of this proposal requires the affirmative vote of the holders of a majority of the votes cast on the proposal at the Annual Meeting.

As disclosed in the Company’s proxy statement, the stockholder vote on the say-on-pay proposal is an advisory vote only, and is not binding on the Company, the Board or the Compensation Committee or creating or implying any additional fiduciary duty for any of them. However, as disclosed in the Company’s proxy statement, the Compensation Committee and the Board of Directors will consider the outcome of the vote when making future compensation decisions for named executive officers.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE SAY-ON-PAY PROPOSAL AND INTEND TO “ABSTAIN” FROM VOTING OUR SHARES WITH RESEPCT TO THIS PROPOSAL.

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PROPOSAL NO. 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2021

As discussed in further detail in the Company’s proxy statement, the Company’s Audit Committee has appointed Grant Thornton LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and is proposing that stockholders ratify such appointment. The Company is submitting the appointment of Grant Thornton LLP for ratification of the stockholders at the Annual Meeting.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Stockholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting. Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Stockholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, the Investor Group believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, ABSTAIN from the advisory vote to approve the named executive officer compensation, FOR the ratification of Grant Thornton LLP as the Company’s independent registered public accounting firm for 2021, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

Based on publicly available information, we believe the current Board intends to nominate two (2) candidates for election as Class I directors at the Annual Meeting. Accordingly, the enclosed WHITE proxy card may only be voted for our Nominees and does not confer voting power with respect to the Company’s nominees. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. In the event that some of the Nominees are elected, there can be no assurance that the Company nominee(s) who get the most votes and are elected to the Board will choose to serve as on the Board with the Nominees who are elected.

According to the Company’s proxy statement, the Annual Meeting may be held solely by means of remote communication rather than in person. If the Company determines to hold the Annual Meeting by means of remote communication, the Company will announce its decision to do so in advance and provide details on how to participate in a press release issued by the Company and posting on its website. To the extent the Company announces that it will hold the Annual Meeting by means of remote communication, the Investor Group will file definitive additional solicitation materials with the Securities and Exchange Commission disclosing information on how to attend the Annual Meeting.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares of the Common Stock issued and outstanding and entitled to vote at the Annual Meeting on the Record Date will constitute a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in “street name” and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, directors will be elected pursuant to a plurality voting standard, which means that the two nominees for director receiving the highest number of “FOR” votes will be elected as directors of the Company. Neither an abstention nor a “broker non-vote” will count as a vote cast “FOR” a director nominee. Therefore, abstentions and “broker non-votes” will have no direct effect on the outcome of the election of directors.

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Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on executive compensation will be approved if the holders of the majority of the votes properly cast of shares present and entitled to vote on the matter approve the Company’s resolution on executive compensation. The Company has indicated that abstentions and broker non-votes will have no direct effect on the outcome of this proposal.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the appointment of Grant Thornton LLP will be deemed to have been ratified if the holders of the majority of the votes properly cast of shares present and entitled to vote on the matter vote in favor of ratification. The Company has indicated that abstentions and broker non-votes will have no direct effect on the outcome of this proposal.

If you sign and submit your WHITE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Series One’s recommendations specified herein and in accordance with the discretion of the persons named on the WHITE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

The Company has alleged that the Nominees are not eligible to stand for election at the Annual Meeting and that, at the direction of the Board, the person presiding at the Annual Meeting intends to disregard any attempted nomination of the Nominees, and that any votes with respect to the Nominees on VIEX’s white voting instruction form or white proxy card will not be counted at the Annual Meeting. The Investor Group strongly disagrees with the Board’s unilateral attempt to disenfranchise shareholders from having a choice in the election of the Company’s directors at the Annual Meeting. The Investor Group vehemently maintains that it has complied with all the requirements under the Company’s Bylaws and applicable state law necessary to nominate director candidates at a Delaware corporation and reserves all rights to pursue all necessary remedies to enforce its rights as a stockholder of the Company. Accordingly, the Investor Group intends to proceed with its solicitation of proxies from the Company’s stockholders in connection with the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy), by voting again by telephone or through the Internet, by delivering a written notice of revocation, or by signing and delivering a subsequently dated proxy which is properly completed. The revocation may be delivered either to the Investor Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 50 Enterprise Center, Middletown, Rhode Island 02842 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Investor Group in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock. Additionally, Saratoga may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

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SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Investor Group. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

VIEX has entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. VIEX has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. VIEX will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [__] persons to solicit stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by VIEX. Costs of this solicitation of proxies are currently estimated to be approximately $[_____] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). VIEX estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____]. VIEX may seek reimbursement from the Company of all expenses it incurs in connection with this solicitation but does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The members of VIEX, Bradley L. Radoff, Peter T. Shaper, Potomac Capital Partners V, LP (“Potomac Capital”), Potomac Capital Management V LLC (“Potomac Capital GP”), Potomac Capital Management, Inc. (“Potomac Capital Management”), Paul J. Solit and the Nominees are participants in this solicitation (each, a “Participant” and collectively, the “Participants”).

Each of Series One, VSO II and Potomac Capital is a Delaware limited partnership. Each of VIEX GP, VSO GP II, VIEX Capital and Potomac Capital GP is a Delaware limited liability company. Potomac Capital Management is a New York corporation. Each of Messrs. Radoff, Shaper and Solit are citizens of the United States of America.

The principal business of each of Series One, VSO II and Potomac Capital is investing in securities. The principal business of VIEX GP is serving as the general partner of Series One. The principal business of VSO GP II is serving as the general partner of VSO II. The principal business of Potomac Capital GP is serving as the general partner of Potomac Capital. The principal business of VIEX Capital is serving as the investment manager of each of Series One and VSO II. The principal business of Potomac Capital Management is serving as the investment manager of Potomac Capital. Mr. Singer serves as the managing member of VIEX GP and VSO GP II and VIEX Capital. The principal occupation of Mr. Radoff is serving as a partner of Fondren Management LP, an investment management company based in Houston, Texas. The principal occupation of Mr. Shaper is serving as a founding partner of Genesis Park, a private equity firm based in Houston, Texas. The principal occupation of Mr. Solit is serving as the sole principal and controlling person of each of Potomac Capital GP and Potomac Capital Management.

The address of the principal office of each of Series One, VIEX GP, VSO II, VSO GP II, VIEX Capital and Mr. Singer is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, Florida 33160. The principal business address of Mr. Radoff is 2727 Kirby Drive, Houston Texas 77098. The principal business address of Mr. Shaper is 2000 Edwards Street, Houston, Texas, 77007. The principal business address of each of Potomac Capital, Potomac Capital GP, Potomac Capital Management and Mr. Solit is 299 Park Avenue, 21st Floor, New York, New York, 10171.

As of May 6, 2021, Series One directly owns 800,939 shares of Common Stock. As of May 6, 2021, VSO II directly owns 267,658 shares of Common Stock. VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 800,939 shares of Common Stock owned by Series One. VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of 267,658 shares of Common Stock owned by VSO II. VIEX Capital, as the investment manager of each of Series One and VSO II, may be deemed the beneficial owner of an aggregate of 1,068,597 shares of Common Stock owned in the aggregate by Series One and VSO II. Mr. Singer, as the managing member of VIEX Capital, which is the investment manager of each of Series One and VSO II, may be deemed the beneficial owner of an aggregate of 1,068,597 shares of Common Stock owned in the aggregate by Series One and VSO II.

As of May 6, 2021, Mr. Radoff beneficially owns 260,000 shares of Common Stock. As of May 6, 2021, Mr. Shaper beneficially owns 18,500 shares of Common Stock.

As of May 6, 2021, Potomac Capital directly owns 424,267 shares of Common Stock. Potomac Capital GP, as the general partner of Potomac Capital, may be deemed the beneficial owner of the 424,267 shares of Common Stock owned by Potomac Capital. Potomac Capital Management, as the investment manager of Potomac Capital, may be deemed to beneficially own the 424,267 shares of Common Stock owned by Potomac Capital. Mr. Solit may be deemed to beneficially own 429,967 shares of Common Stock, consisting of (i) the 424,267 owned by Potomac Capital, as the managing member of Potomac Capital GP and the sole director of Potomac Capital Management, (ii) 500 shares of Common Stock held directly by Mr. Solit through his IRA, and (iii) 5,200 shares of Common Stock held in trust for the benefit of his children and in Mr. Solit's wife’s IRA over which Mr. Solit has sole voting and dispositive power over.

Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

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The shares of Common Stock owned directly by Series One, VSO II and Potomac Capital were purchased with working capital. The shares of Common Stock beneficially owned by Messrs. Radoff, Shaper and Solit were purchased with personal funds. Series One, VSO II, Potomac Capital and Mr. Radoff may effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. As of May 6, 2021, none of the shares of Common Stock reported herein are currently on margin.

Messrs. Radoff and Shaper have granted Eric Singer power of attorney to execute certain SEC filings and other documents in connection with the solicitation.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Investor Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Investor Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Saratoga, at the following address or phone number: 520 8th Avenue, 14th Floor, New York, New York 10018 or call toll free at (888) 368-0379. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

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The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of the Investor Group.

This Proxy Statement is dated ________________, 2021. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to stockholders shall not create any implication to the contrary.

Stockholder PROPOSALS

According to the Company’s proxy statement, any stockholder proposal intended to be included in the Company's proxy statement and form of proxy for the 2022 annual meeting of stockholders (pursuant to Rule 14a-8 of the Exchange Act) must be received by the Company no later than __________, and must meet the requirements as to form and substance set forth in the rules and regulations of the SEC, including Rule 14a-8. Such proposals must be delivered or mailed to the Company’s Secretary at the address noted below.

According to the Company’s proxy statement, proposals and director nominations of stockholders intended to be considered at the 2022 annual meeting of stockholders, other than by means of inclusion in the Company’s proxy statement and form of proxy card under Rule 14a-8 and the proxy access bylaws, must be received at the Company’s principal executive offices no earlier than January 4, 2022 and no later than the close of business on February 3, 2022 (i.e., not less than 90 days nor more than 120 days prior to the “Specified Date” or the first Wednesday in May). If the 2022 annual meeting of stockholders is held before the Specified Date, and if the Company were to give less than 105 days’ notice or prior public disclosure of the date of that meeting, then the stockholder's notice must be delivered to or mailed and received at the Company’s principal executive offices not later than the close of business on the tenth day after the earlier of (1) the day on which the Company mailed notice of the date of the meeting and (2) the day on which the Company publicly disclosed the date of the meeting. Such proposals or nominations must be delivered or mailed to the Company’s 50 Enterprise Center, Middletown, Rhode Island 02842, Attention: Secretary.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2022 annual meeting of stockholders is based on information contained in the Company’s proxy statement. The incorporation of this information in this proxy statement should not be construed as an admission by VIEX that such procedures are legal, valid or binding.

ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING based on reliance on Rule 14a-5(c). THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE OF THE COMPANY’S DIRECTORS, RELATED PERSON TRANSACTIONS AND GENERAL INFORMATION CONCERNING THE COMPANY’S ADMINISTRATION AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

19

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

VIEX Opportunities Fund, LP – Series One

__________________, 2021

20

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Securities Purchased/(Sold)	Date of Purchase/Sale

VIEX Opportunities Fund, LP – Series One

Purchase of July 19, 2019 Put Option ($10.000 Strike Price) [1]	1,300	05/13/2019
Purchase of July 19, 2019 Put Option ($10.000 Strike Price) [1]	40,000	05/14/2019
Purchase of July 19, 2019 Put Option ($10.000 Strike Price) [1]	50,000	05/16/2019
Purchase of July 19, 2019 Put Option ($10.000 Strike Price) [1]	11,700	05/17/2019
Purchase of Common Stock	100,000	11/05/2020
Purchase of Common Stock	81,600	11/06/2020
Purchase of Common Stock	4,511	11/18/2020
Purchase of Common Stock	29,319	11/18/2020
Purchase of Common Stock	4,511	11/23/2020
Purchase of Common Stock	5,000	12/04/2020
Purchase of Common Stock	2,160	12/14/2020
Purchase of Common Stock	30,700	12/17/2020
Purchase of Common Stock	3,300	12/18/2020
Purchase of Common Stock	8,804	12/18/2020
Purchase of Common Stock	13,235	12/21/2020
Purchase of Common Stock	11,238	12/21/2020
Purchase of Common Stock	4,600	12/22/2020
Purchase of Common Stock	8,022	12/22/2020
Purchase of Common Stock	90,783	12/28/2020
Purchase of Common Stock	10,875	12/31/2020
Purchase of Common Stock	2,788	01/04/2021
Purchase of Common Stock	24,325	01/05/2021
Purchase of Common Stock	400	01/08/2021
Purchase of Common Stock	2,000	01/13/2021
Purchase of Common Stock	31,500	01/14/2021
Purchase of Common Stock	10,000	01/26/2021
Purchase of Common Stock	6,749	01/28/2021
Purchase of Common Stock	4,830	01/29/2021
Sale of Common Stock	(51,860)	02/01/2021
Sale of Common Stock	(63,877)	02/02/2021
Sale of Common Stock	(29,548)	02/03/2021
Sale of Common Stock	(33,089)	02/04/2021
Sale of Common Stock	(14,959)	02/08/2021
Purchase of Common Stock	17,183	02/25/2021
Purchase of Common Stock	30,506	02/26/2021
Purchase of Common Stock	65,727	03/04/2021
Purchase of Common Stock	6,652	03/16/2021
Purchase of Common Stock	5,731	03/17/2021
Purchase of Common Stock	10,000	03/19/2021
Purchase of Common Stock	43,580	03/22/2021
Purchase of Common Stock	25,342	03/23/2021
Purchase of Common Stock	15,000	03/24/2021
Purchase of Common Stock	13,911	03/25/2021
Purchase of Common Stock	2,918	03/26/2021
Purchase of Common Stock	8,580	03/26/2021
Purchase of Common Stock	5,471	03/29/2021
Purchase of Common Stock	21,300	03/29/2021
Purchase of Common Stock	15,267	03/30/2021
Purchase of Common Stock	4,458	03/31/2021
Purchase of Common Stock	13,403	03/31/2021
Purchase of Common Stock	6,045	04/01/2021
Purchase of Common Stock	35,701	04/05/2021
Purchase of Common Stock	22,488	04/06/2021
Purchase of Common Stock	7,232	04/07/2021
Purchase of Common Stock	20,000	04/07/2021
Purchase of Common Stock	5,938	04/08/2021
Purchase of Common Stock	29,122	04/12/2021
Purchase of Common Stock	4,910	04/13/2021
Purchase of Common Stock Purchase of Common Stock	16,557 50,000	04/15/2021 04/19/2021

VIEX Special Opportunities Fund II, LP

Purchase of Common Stock	42,123	09/28/2020
Purchase of Common Stock	16,322	09/29/2020
Purchase of Common Stock	27,000	09/30/2020
Purchase of Common Stock	23,212	10/02/2020
Purchase of Common Stock	10,000	10/05/2020
Purchase of Common Stock	2,228	10/29/2020
Purchase of Common Stock	100,114	11/03/2020
Purchase of Common Stock	5,489	11/18/2020
Purchase of Common Stock	35,681	11/18/2020
Purchase of Common Stock	5,489	11/23/2020

JOHN MUTCH

Purchase of Common Stock	10,000	05/04/2021

BRADLEY L. RADOFF

Sale of Common Stock	(1,500)	02/25/2021
Sale of Common Stock	(1,500)	03/03/2021
Purchase of Common Stock	35,745	03/25/2021
Purchase of Common Stock	15,653	04/05/2021
Purchase of Common Stock	21,658	04/09/2021
Purchase of Common Stock	17,994	04/15/2021
Purchase of Common Stock	25,000	04/19/2021
Purchase of Common Stock	25,000	04/28/2021
Purchase of Common Stock	12,000	04/30/2021
Purchase of Common Stock	10,590	05/03/2021
Purchase of Common Stock	12,410	05/04/2021

PETER T. SHAPER

Purchase of Common Stock	18,500	04/16/2021

Potomac Capital Partners V, LP

Purchase of Common Stock	5,000	09/16/2019
Sale of Common Stock	(179)	11/21/2019
Sale of Common Stock	(1,000)	11/22/2019
Sale of Common Stock	(23,171)	11/25/2019
Purchase of Common Stock	2,200	01/31/2020
Sale of Common Stock	(1,202)	06/02/2020
Sale of Common Stock	(1,070)	06/03/2020
Sale of Common Stock	(1,067)	06/18/2020
Sale of Common Stock	(2,483)	06/22/2020
Sale of Common Stock	(74)	06/23/2020
Sale of Common Stock	(2,376)	06/30/2020
Purchase of Common Stock	6,600	09/14/2020
Purchase of Common Stock	3,000	09/15/2020
Purchase of Common Stock	186	09/16/2020
Purchase of Common Stock	7,000	09/17/2020
Purchase of Common Stock	4,000	09/21/2020
Purchase of Common Stock	12,934	09/28/2020
Purchase of Common Stock	10,000	09/29/2020
Purchase of Common Stock	566	09/30/2020
Purchase of Common Stock	25,000	11/05/2020
Purchase of Common Stock	3,658	11/12/2020
Purchase of Common Stock	1,342	11/13/2020
Purchase of Common Stock	5,000	11/25/2020
Purchase of Common Stock	2,517	11/27/2020
Purchase of Common Stock	83	12/09/2020
Purchase of Common Stock	40,000	12/28/2020
Sale of Common Stock	(2,200)	02/02/2021
Sale of Common Stock	(5,000)	02/03/2021
Purchase of Common Stock	600	03/05/2021
Purchase of Common Stock	1,319	03/16/2021
Purchase of Common Stock	17,041	03/19/2021
Purchase of Common Stock	540	03/24/2021
Purchase of Common Stock	100	03/29/2021
Purchase of Common Stock	3,736	04/01/2021
Purchase of Common Stock	1,007	04/09/2021
Purchase of Common Stock	56,183	04/19/2021
Purchase of Common Stock	5,000	04/20/2021
Purchase of Common Stock	1,440	04/23/2021
Purchase of Common Stock	163	04/27/2021
Purchase of Common Stock	15,838	04/27/2021
Purchase of Common Stock	10,000	04/28/2021
Purchase of Common Stock	7,600	04/29/2021
Purchase of Common Stock	13,300	04/30/2021

Paul J. Solit

Purchase of Common Stock[2]	500	03/15/2019
Purchase of Common Stock[2]	300	05/09/2019
Purchase of Common Stock[2]	600	05/10/2019
Purchase of Common Stock[2]	500	08/29/2019
Purchase of Common Stock[2]	200	08/11/2020
Purchase of Common Stock	500	10/14/2020

__________________________

1 Represents a purchase to cover a short position

2 Represents a transaction of shares held in trust on behalf of Mr. Solit’s children.

I-1

SCHEDULE II

The following table is reprinted from the Company’s preliminary proxy statement filed with the Securities and Exchange Commission on May 3, 2021.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The persons named in this table have sole voting and investment power with respect to the shares listed, except as otherwise indicated. The inclusion of shares listed as beneficially owned does not constitute an admission of beneficial ownership. Shares included in the “Right to acquire” column consist of shares that may be purchased through the exercise of options that are vested or will vest within 60 days after the record date for the annual meeting.

	Shares beneficially owned
	Outstanding	Right to Acquire	Total Shares	Percent of O/S
5% Stockholders
Systematic Financial Management, L.P.(1) 300 Frank W. Burr Blvd., Glenpointe East, 7 Floor Teaneck, NJ 07666	1,704,926	—	1,704,926	9.2
Vintage Capital Management, LLC(2) 4705 S. Apopka Vineland Road, Suite 206 Orlando, FL 32819	1,700,000	—	1,700,000	9.2
Needham Investment Management, L.L.C.(3) 250 Park Avenue, 10th Floor New York, NY 10117-1099	1,591,498	—	1,591,498	8.6
VIEX Capital Advisors, LLC Group(4) 323 Sunny Isles Blvd., Suite 700 Sunny Isles Beach, FL 33160	1,262,097	—	1,262,097	6.8
BlackRock, Inc.(5) 55 East 52nd Street New York, NY 10055	1,243,518	—	1,243,518	6.7
Dimensional Fund Advisors LP(6) Building One 6300 Bee Cave Road Austin, TX 78746	1,074,109	—	1,074,109	5.8
Directors
Martin A. Kits van Heyningen(7)	923,779	240,702	1,164,481	6.2
Stanley K. Honey(8)	166,875	—	166,875	*
Mark S. Ain(9)	163,246	—	163,246	*
Charles R. Trimble(10)	132,000	—	132,000	*
James S. Dodez	52,381	—	52,381	*
Robert Tavares	30,000	—	30,000	*
Danelle Barrett	10,000	—	10,000	*
Nominees for Director
Cielo Hernandez	—	—	—	—
Cathy-Ann Martine-Dolecki	—	—	—	—
Other Named Executive Officers
Brent C. Bruun	140,737	91,199	231,936	1.2
Robert Balog	86,882	52,188	139,070	*
All current directors and executive officers as a group (15 persons)(11)	1,986,168	506,789	2,492,957	13.1

*	Less than one percent.
(1)	Information is based on a Schedule 13G filed by Systematic Financial Management, L.P. with the SEC on February 11, 2021. The Schedule 13G states that Systematic Financial Management, L.P. has sole voting power for 1,052,814 shares and sole dispositive power for 1,704,926 shares.
(2)	Information is based on a Schedule 13D/A filed jointly by Vintage Capital Management, LLC, Kahn Capital Management, LLC, and Brian R. Kahn with the SEC on February 5, 2020, as amended on February 6, 2020 and April 10, 2020. The Schedule 13D/A indicates that Kahn Capital Management, LLC is a member and majority owner of Vintage Capital Management, LLC and that Brian R. Kahn is the manager and a member of Vintage Capital Management, LLC and the manager and sole member of Kahn Capital Management, LLC. The Schedule 13D/A states that each reporting person may be deemed to share voting and dispositive power for all 1,700,000 shares.
(3)	Information is based on a Schedule 13G/A filed jointly by Needham Investment Management L.L.C., Needham Asset Management, LLC and George A. Needham with the SEC on February 16, 2021. The Schedule 13G/A indicates that Needham Asset Management, LLC is the managing member of Needham Investment Management L.L.C. and that George A. Needham is a control person of Needham Asset Management, LLC. The Schedule 13G/A states that each reporting person may be deemed to share voting and dispositive power for all 1,591,498 shares.
(4)	Information is based on a Schedule 14A filed jointly by VIEX Capital Advisors, LLC, VIEX Opportunities Fund, LP—Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, Bradley L. Radoff, Peter T. Shaper, Eric Singer and John Mutch on April 26, 2021. The Schedule 14A states that VIEX Capital Advisors, LLC and the other participants in VIEX Capital Advisors, LLC’s solicitation collectively beneficially own 1,262,097 shares and that each of VIEX Capital Advisors, LLC and Mr. Singer beneficially owns 1,068,597 shares.
(5)	Information is based on a Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 29, 2021. The Schedule 13G/A states that BlackRock, Inc. has sole voting power for 1,225,466 shares and sole dispositive power for 1,243,518 shares.
(6)	Information is based on a Schedule 13G/A filed by Dimensional Fund Advisors LP with the SEC on February 12, 2021. The Schedule 13G/ A states that Dimensional Fund Advisors LP has sole voting power for 1,023,110 shares and sole dispositive power for 1,074,109 shares.
(7)	Includes 12,572 shares of common stock outstanding and 4495 right to acquire shares held by Martin A. Kits van Heyningen’s spouse, who is our creative director.
(8)	Includes 155,500 shares of common stock held in trust for Stanley K. Honey and his spouse.
(9)	Includes 43,000 shares of common stock held in trust for Mark S. Ain.
(10)	Includes 25,000 shares of common stock held by Charles R. Trimble’s spouse.
(11)	Includes 2,523 shares of common stock held by Daniel R. Conway’s spouse.

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Series One your proxy “FOR” the election of the Nominees and in accordance with the Investor Group’s recommendations on the other proposals on the agenda for the Annual Meeting by taking these three steps:

●	SIGNING the enclosed WHITE proxy card;
●	DATING the enclosed WHITE proxy card; and
●	MAILING the enclosed WHITE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your WHITE proxy card,

or need additional copies of the Investor Group’s proxy materials,

please contact:

Stockholders call toll-free at (888) 368-0379

Email: info@saratogaproxy.com

WHITE PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 6, 2021

KVH INDUSTRIES, Inc.

2021 ANNUAL MEETING OF StockholderS

THIS PROXY IS SOLICITED ON BEHALF OF VIEX OPPORTUNITIES FUND, LP – SERIES ONE, and the other participants in its solicitation

THE BOARD OF DIRECTORS OF KVH INDUSTRIES, Inc.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints each of Eric Singer and John Ferguson as attorney and agent with full power of substitution to vote all shares of common stock, par value $0.01 (the “Common Stock”), of KVH Industries, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at the 2021 Annual Meeting of Stockholders of the Company scheduled to be held on __________, 2021 at _:___ _.m., Eastern Standard Time, at the Company’s headquarters located at 50 Enterprise Center, Middletown, Rhode Island 02842 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse side of this form and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to VIEX Opportunities Fund, LP – Series One (“Series One”), a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE SIDE OF THIS FORM, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “ABSTAIN” FROM PROPOSAL 2 AND “FOR” PROPOSAL 3.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Series One’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

WHITE PROXY CARD

[X] Please mark vote as in this example

SERIES ONE STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL 1. SERIES ONE MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2 AND 3.

1.	To elect Series One’s nominees, John Mutch and Eric Singer to serve as directors of the Company:

FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW
☐	☐	☐ __________________
Nominees:	John Mutch Eric Singer

Series One does not expect that any of the nominees will be unable to stand for election, but, in the event the nominees are unable to serve or for good cause will not serve, the shares of Common Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Series One has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

SERIES ONE INTENDS TO USE THIS PROXY TO VOTE “FOR ALL NOMINEES”, WHICH INCLUDES MESSRS. MUTCH AND SINGER.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF OUR NOMINEES ARE ELECTED.

NOTE: If you do not wish for your shares to be voted “FOR” a particular nominee, mark the “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line(s) above. Your shares will be voted for the remaining nominee(s).

2.	To approve, on an advisory basis, the Company’s named executive officer compensation.
☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	To ratify the appointment of Grant Thornton LLP as the Company’s independent registered public accounting firm for 2021.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.